SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 1
to
ANNUAL REPORT
OF
REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

__________________

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

*      The Registrant is filing this annual report on a voluntary basis.

TABLE OF CONTENTS

EXPLANATORY NOTE	3

SIGNATURE	4

EXHIBIT INDEX	5

EX-99.E RECENT DEVELOPMENTS	E-1

EXPLANATORY NOTE

This amendment to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2010 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 5 consecutively.

(b) The following exhibit:

Exhibit 99.E:        Recent Developments

This amendment No. 1 to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 22nd day of July, 2011.

REPÚBLICA ORIENTAL DEL URUGUAY
By: /s/ Fernando Lorenzo
Fernando Lorenzo Minister of Economy and Finance of República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 99.E:           Recent Developments